

Mail Stop 3561

November 7, 2008

Mr. Sam Klepfish
Chief Executive Officer
Innovative Food Holdings, Inc.
1923 Trade Center Way
Naples, Florida 34109

> **RE: Innovative Food Holdings, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed July 31, 2008**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2008**
> **Filed August 14, 2008**
> **File No. 0-9376**

Dear Mr. Klepfish:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2007

Item 1. Description of Business, page 2

Relationship with U.S. Foodservice, page 4

1.   We note that you did not disclose the status of the negotiations to extend the term of agreement with Next Day Gourmet, L.P. in Form 10-Q filed August 14, 2008. Given the significance of this agreement to your business, please include a discussion of the results of your negotiations to extend the term of the agreement in Form 10-Q for the quarter ended September 30, 2008.

Item 3. Legal Proceedings, page 7

2.   It appears that the principal balance of the outstanding promissory notes differs from your disclosure in note 4 to financial statements. Please advise or revise.

Item 5. Market for Common Equity, Related Stockholder Matters and Small Business Issuer Purchases of Equity Securities, page 8

Derivative Securities Currently Outstanding, page 9

3.   It appears that the aggregate principal amount of convertible notes payable differs from the aggregate amount of outstanding convertible notes disclosed in note 8 to financial statements. Please advise or revise.

Item 6. Management's Discussion and Analysis, page 9

Results of Operations, page 10
Year Ended December 31, 2007 Compared to Year Ended December 31, 2006, page 11

4.   Please provide a more informative discussion and analysis of your operating results to give readers a view of the business through the eyes of management. In doing so, you should identify and address key variables and other qualitative and quantitative factors which are necessary for an understanding of your operating results, as well as your prospects for the future. The discussion and analysis should provide insight into the economic and industry-wide factors affecting operating results and focus on known material trends, events and uncertainties that would cause reported financial information not to be necessarily indicative of future operating performance. In addition, the discussion should provide a reader with insight into the developments in the business which caused the changes in revenues and expenses between the years presented. Finally, you should quantify each of the factors contributing to a change in a financial statement line item identified in the discussion. For example:

- Describe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of revenues, expenses and income and, in each case, quantify the effects;

- Describe any known trends and uncertainties that have had or that are reasonably likely to have a material favorable or unfavorable impact on revenue and expenses or will cause a material change in the relationship between costs and revenues;

- Disclose the extent to which increases and decreases in revenues are attributable to changes in prices or volume and describe the underlying causes for the changes;

- Describe the reasons for the increase in the gross margin percentage in light of the decrease in revenues between the years presented;

- Quantify the decreases in professional fees and other non-allocable SG&A expenses and describe the reasons for the changes; and

- Describe the reasons for the decrease in penalty for late registration of shares and why the revaluation of penalty shares and changes in fair value of the warrant and conversion liabilities resulted in losses in 2007 as opposed to income in 2006.

Refer to Item 303 of Regulation S-B and Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350.

Liquidity and Capital Resources at December 31, 2007, page 12

5.   Please provide a discussion of financial condition and changes in financial condition for the two-year period covered by the financial statements and provide additional information relevant to an assessment of your financial condition and liquidity. For example:

- Identify any known trends or any known demands, commitments, events and uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way;

- Identify and describe internal and external sources of liquidity and discuss any material unused sources of liquid assets;

- Describe material commitments for capital expenditures and the anticipated source of funds needed to fulfill the commitments;

- Describe any known trends, favorable or unfavorable, in your capital resources and identify any expected material changes in the mix and relative cost of such resources;

- Provide an evaluation of the amounts and the certainty of cash flows from outside sources and from operations, including a discussion of balance sheet conditions or income and cash flow items that you believe are indicators of your liquidity condition;

- Describe the reasons for material changes in cash flows from operating activities, investing activities and financing activities in fiscal 2007 as compared to fiscal 2006, including a discussion of working capital and its impact on liquidity and cash flows; and

- Provide a more detailed discussion of your ability or inability to generate sufficient cash to support your operations during the next twelve months and thereafter. This discussion should address your inability to pay obligations as they become due, the defaults on your convertible debt obligations, the uncertainties related to your ability to raise capital as a result of insufficient authorized shares and the ramifications of non-compliance with the covenants and conditions of your debt obligations.

Refer to Item 303 of Regulation S-B and Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350.

Critical Accounting Estimates, page 12

6.   You indicated in your response to comment 19 in our letter dated January 19, 2006 that you consider estimates and assumptions related to doubtful accounts receivable, stock-based services, valuation of financial instruments and income taxes as material estimates. Please provide a discussion of critical accounting estimates and assumptions related to doubtful accounts receivable, valuation of financial instruments and income taxes. Please also provide an analysis of such factors as how you arrive at critical accounting estimates, how accurate the estimates or assumptions have been in the past, and whether the estimates and assumptions are likely to change in the future. If reasonable likely changes in estimates or assumptions would have a material effect on your financial condition or operating performance, please quantify and disclose the impact that could result given the range of reasonably likely outcomes. Refer to Commission Guidance Regarding Management's Discussion and Analysis of Financial

Condition and Results of Operations, Release No. 33-8350. In addition, please revise your disclosure in the second paragraph of your discussion of stock-based compensation on page 13 to reflect the adoption of SFAS 123(R).

Item 7. Financial Statements, page 14

7.   The headings of the consolidated balance sheets, statements of operations, statements of cash flows and statements of changes in stockholders' deficiency indicate that you have presented the audited financial statements in a condensed format. The condensed format may be used when presenting interim financial statements pursuant to Item 310(b) of Regulation S-B. However, annual financial statements required by Item 310(a) of Regulation S-B should not be presented in a condensed format. Please revise or advise.

Consolidated Balance Sheets, page 15

8.   We note that there are 10 million more common shares issued than outstanding for each of the years presented. We also note from the transactions disclosed in the consolidated statements of changes in stockholders' deficiency on page 18 that you issued 10 million common shares for an acquisition in fiscal 2006 that were to be cancelled and that you cancelled 5,573,158 common shares in fiscal 2007. Please describe these transactions to us in detail. Also, tell us how you accounted for each of these transactions and the basis in GAAP for your accounting treatment. In addition, your disclosure in note12 appears to imply that the common shares cancelled in fiscal 2007 represent a portion of the shares issued in the fiscal 2006 acquisition that were to be cancelled. If so, tell us why only a portion of the issued shares were cancelled; also, please revise the number of shares issued on the face of the balance sheet. Otherwise, tell us how these cancelled shares are reflected in the balance sheet. Further, please expand the disclosures in note 12 to describe these transactions to the extent necessary for an investor's understanding.

Consolidated Statements of Operations, page 16

9.   Please tell us in detail why you believe your basic and diluted earnings per share computations comply with the guidance in SFAS 128, paragraph 49 of EITF 00-19 and EITF D-72. In your response, please separately discuss your accounting treatment of convertible securities, stock purchase warrants, stock options and penalty shares issuable under registration rights agreements citing the authoritative guidance that supports your accounting treatment, and address the following:

- Your determination of the weighted average number of common shares outstanding, including treatment of penalty shares issuable under registration payment arrangements;

- Your determination of the incremental number of shares of common stock included in the denominator used in computing diluted earnings per share upon assumed conversion of convertible debt securities and exercise of stock purchase warrants and stock options; and

- The consideration you gave to adjusting the numerator used in computing diluted earnings per share for changes in income or loss that would result from the assumed conversion of convertible debt securities and exercise of stock purchase warrants and stock options, including changes in the fair value of derivative instruments classified as liabilities.

Notes to Consolidated Financial Statements, page 19

Note 1. Summary of Significant Accounting Policies, page 19

10.   Please disclose the types of costs and expenses classified as cost of goods sold and selling, general and administrative expenses. Refer to APB 22.

Revenue Recognition, page 19

11.   We reviewed your response to comment 51 in our letter dated January 19, 2006. Please provide us with a more detailed analysis of the facts and circumstances that support your determination to recognize revenue on a gross rather than on a net basis based on the indicators set forth in paragraphs 7-17 of EITF 99-19.

12.   Please disclose your shipping terms and when customers take title and assume the risks and rewards of ownership of products. Refer to paragraph A.3.a. of SAB Topic 13.

Basic and Diluted Loss Per Share, page 21

13.   Please include a reconciliation of the numerators and the denominators of basic and diluted per-share computations for each year presented. Also, please disclose securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the years presented. Refer to paragraph 40 of SFAS 128.

Concentrations of Credit Risk, page 21

14.   We note your disclosure throughout the document that US Foodservice, Inc. and its affiliates accounted for the majority of total sales for the years presented. Please tell us the facts and circumstances that support your statement that concentrations of credit risks with respect to trade receivables are limited to the large number of customers comprising your customer base.

Note 4. Loan Receivable and Interest Receivable, page 22

15.   Please tell us how you measured the impairment of the loan receivable and the assumptions and evidence considered in measuring the impairment loss. In your response, please address the guidance in SFAS 114.

Note 7. Accrued Interest, page 23

16.   We understand that you amortize discounts attributable to embedded beneficial conversion features over the life of the debt obligations. Please tell us how you account for the discounts upon an event of default and the basis in GAAP for your accounting treatment. In addition, clarify your disclosure as appropriate.

17.   Please tell us why the table of accrued interest at December 31, 2007 does not reflect a discount given your disclosure regarding discounts credited to additional paid-in capital and amortized to interest expense during the years presented. Please also tell us why the discount disclosed in the table of accrued interest at December 31, 2006 differs from the amount disclosed on the face of the consolidated balance sheet. In addition, revise your disclosure on the face of the balance sheets and in the tables as appropriate.

18.   Please disclose the aggregate amount of discounts charged to operations for each year presented.

Note 8. Notes Payable and Notes Payable to Related Parties, page 23

19.   On page 30 you disclose that discounts related to beneficial conversion features of convertible notes were immediately amortized to interest expense. Please tell us why your amortization policy complies with the guidance in Issue 6 of EITF 00-27. Please also tell us how you account for discounts upon an event of default and the basis in GAAP for your accounting treatment.

20.   Please disclose the aggregate amount of discounts charged to operations for each year presented.

21.   We note that you modified the terms of the notes payable to Alpha Capital dated February 7, 2006 and May 19, 2006 and Whalehaven Capital dated February 7, 2006 and that the modifications included the addition of embedded conversion options. Please tell us how you accounted for the modifications and the basis in GAAP for your accounting treatment citing relevant authoritative literature. In addition, to the extent applicable, disclose the fair values of the embedded beneficial conversion features as of the modification date of the notes, the method and assumptions used to estimate fair value of embedded beneficial conversion features, the debt discounts recognized and the amount charged to income as a result of the modifications and the line item in the income statement that includes the charges.

22.   Please disclose the intrinsic and/or fair values of the beneficial conversion feature recognized as a discount on notes payable to Mr. Klepfish and Alpha Capital in the descriptions of the notes. Please also disclose the amount of the discounts amortized to interest expense for each year presented.

23.   It appears that there are a number of notes that are in default as to payments. Please disclose that these notes are in default and the ramifications of the defaults. In addition, please provide a general discussion of the significant covenants and conditions contained in your debt agreements to the extent not already provided, and disclose whether you are in compliance with the covenants and conditions and the ramifications of non-compliance.

24.   Please disclose the number of shares of common stock issuable upon the conversion of convertible notes and accrued interest at each reporting date.

Accounting for Conversion Options Embedded in Convertible Notes and Convertible Interest, page 30

25.   We reviewed your response to comment 57 in our letter dated January 19, 2006 and your disclosure with respect to accounting for conversion options embedded in convertible notes and convertible interest . It appears that you used the Black-Scholes valuation model to value beneficial conversion features of notes issued prior to the date your obligations to issue common stock exceeded authorized shares as opposed to the intrinsic valuation model required by EITF 00-27. Please tell us the basis in GAAP for your valuation method. If you conclude that the intrinsic method should be used, tell us the impact, if any, on your financial statements as a result of the use of a fair value model as opposed to the intrinsic value model. In addition, tell us the specific convertible debt issuance, warrant issuance, penalty accrual or accrual of convertible interest that triggered the number of common shares issuable under outstanding contracts to exceed authorized shares. We believe that the triggering event would require liability classification and use of fair value accounting with respect to the instrument and

all other subsequently issued instruments, or portions thereof, indexed to and potentially settled in stock. As such, please clarify your disclosure in regard to your accounting for beneficial conversion options before and after the triggering event. In doing so, please disclose your accounting policy regarding recognition of the excess, if any, of the fair value of beneficial conversion options over the principal amount of the debt obligations. In addition, for each year presented, please disclose (i) the weighted-average assumptions used to value beneficial conversion options embedded in convertible debt instruments issued after the triggering event, (ii) the basis for the assumptions and (iii) the aggregate charge to interest expense resulting from the excess, if any, of the fair value of beneficial conversion options over the principal amounts of the related debt obligations. Refer to the guidance in EITF 00-27 and EITF 00-19.

26.   Please disclose the assumptions used to value embedded conversion options at each reporting date. In addition, please tell us your basis for using an expected option life of ten years to estimate the fair value of embedded conversion options in light of the contractual terms of the debt instruments. Also tell us your basis for using the same risk free interest rate and volatility assumptions to estimate the fair value of embedded conversion options. If the assumptions presented are weighted averages, please disclose that fact. Also disclose the basis for your assumptions, including a discussion of the methods used to determine the assumptions. Refer to paragraph A240e of SFAS 123(R).

Note 10. Penalty For Late Registration of Shares, page 31

27.   Please provide the following additional disclosures in accordance with paragraph 12 of FSP EITF 00-19-2:

- a description of the registration payment arrangements, including the approximate terms, the instruments subject to the arrangements and the events or circumstances that would require you to transfer consideration under the arrangements;

- a description of settlement alternatives contained in the arrangements, including the party that controls the settlement alternatives; and

- the maximum potential amount of consideration that could be required under the arrangements.

Note 11. Income Taxes, page 31

28.   It appears that you incur revenues and expenses that are taxable or deductible in periods different from the periods they are recognized in your financial statements and that you have temporary differences giving rise to deferred tax assets and liabilities that are not disclosed in accordance with paragraph 43 of SFAS 109. Please advise or revise your disclosure as appropriate. Also, please provide the reconciliation of income tax expense required by paragraph 47 of SFAS 109.

Note 12. Common Stock, page 31
Warrants, page 32

29.   Please provide a summary of the significant terms of each outstanding warrant agreement, including exercise prices, expiration dates and settlement alternatives, including who controls the settlement alternatives. Refer to SFAS 129 and paragraph 50 of EITF 00-19.

Options, page 32

30.   Please disclose the maximum contractual term of stock options granted and their settlement alternatives, including who controls the settlement alternatives. Please also disclose whether you recognize compensation cost using the graded vesting attribution method or the straight-line attribution method.

31.   Please disclose the weighted average grant-date fair value of stock options issued during each of the years presented. Please also disclose the methods and significant assumptions used to estimate the grant-date fair value of option awards for each year presented. In addition, disclose the basis for your assumptions, including a discussion of the methods used to determine the assumptions. Refer to paragraph A240e of SFAS 123(R).

32.   Based on your disclosure, it appears that you are recognizing compensation cost over periods that differ from the requisite service period. Please tell us in detail why the requisite service period is not the vesting period. Refer to paragraph 39 and Appendix E of SFAS 123(R).

33.   Please disclose the vesting period of options issued to directors in fiscal 2007 for services performed in 2006 and the fair value of the options on the date of grant. Please also disclose compensation cost recognized in each year presented.

Accounting for Warrants and Freestanding Derivative Financial Instruments, page 33

34.   We understand that you have reclassified all outstanding stock options and warrants as liability instruments because you do not have sufficient authorized shares available to settle the contracts. If our understanding is correct, please revise your disclosure in the second and third paragraphs to clarify that fact. Otherwise, please advise. In addition, please disclose contracts that require net cash settlement or give the counterparty a choice of net-cash settlement or settlement in shares.

35.   Please separately disclose compensation cost related to employee stock-based awards including amounts based on the change (or portion of the change, depending on the percentage of the requisite service that has been rendered at the reporting dates) in the fair value of stock options for each year presented. Please also separately disclose the expense recognized as a result of the change in the fair value of warrants. In addition, please tell us how compensation cost related to employee stock-based awards is classified in the consolidated statements of operations. If applicable, tell us the basis for classifying compensation cost related to employee stock-based awards as other income (expense).

36.   Please tell us your basis for using the same expected life, risk free interest rate and volatility assumptions to estimate the fair value of stock options and warrants. If the assumptions presented are weighted averages, please disclose that fact. In addition, please revise to separately disclose the assumptions used to estimate the fair value of option awards and warrants at each reporting date. Also disclose the basis for your assumptions, including a discussion of the methods used to determine the assumptions. Refer to paragraph A240e of SFAS 123(R).

37.   There appears to be an inconsistency between the disclosure in the second table on page 33 and the table on page 21 with respect to line item descriptions for total stock options outstanding. There also appears to be an inconsistency between the number of options exercisable in the first and second tables on page 33. Finally, the number of options exercisable and weighted average exercise prices of exercisable options in the first table on page 33 appear to be presented on the incorrect line items. Please revise your disclosures as appropriate.

Note 17. Subsequent Events, page 35

38.   We note your disclosure in the first three paragraphs regarding the modifications to the terms of outstanding notes and that the modifications included the addition of embedded conversion options and issuance of warrants. Please tell us how you accounted for the modifications and the basis in GAAP for your accounting treatment citing relevant authoritative literature. In addition, to the extent

applicable, disclose the fair values of the embedded beneficial conversion features and warrants as of the modification date of the notes, amounts of debt discounts recognized and amounts charged to income as a result of the modifications.

Item 8A. Controls and Procedures, page 35

39.   Since you were required to file or filed an annual report for the prior fiscal year, you are required to report on your management's assessment of internal control over financial reporting. Please revise to provide management's report on internal control over financial reporting that contains the information in Item 308(T)(a) of Regulation S-B. You may find the following documents helpful in complying with your reporting obligation:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8810/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

40.   We note that your management has concluded that disclosure controls and procedures were effective as of the end of the fiscal year. Please note the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, as a result of the failure to file management's report on internal control over financial reporting, we believe your annual report is materially deficient and that you are not timely or current in your Exchange Act Reporting. In light of these facts, we believe that management should conclude that disclosure controls and procedures were not effective as of the end of the period covered by the report. Please revise the conclusion of your principal executive and financial officers' to state that

disclosure controls and procedures were not effective as of the end of the fiscal year.

41.   If you include a definition of disclosure controls and procedures in the conclusion of your principal executive and financial officers' regarding the effectiveness of your disclosure controls and procedures, please include the entire definition in Exchange Act Rules 13a-15(e). Alternatively, you may simply state that the officers concluded that your disclosure controls and procedures are effective or not effective, as applicable, at the end of the fiscal year.

42.   Please revise to provide the disclosures required by Item 308T(b) of Regulation S-B.

Item 10. Executive Compensation, page 37

43.   It does not appear that you complied with the executive compensation disclosure requirements of Item 402 of Regulation S-B. In particular, it appears that you should provide compensation information for Mr. Ziakas and Mr. Wiernasz, information regarding outstanding equity awards and information regarding compensation of directors. In this regard, reference is made to your disclosure in note 12 to your financial statements with respect to stock options issued to each of your directors in April 2007 for services rendered in 2006 and in notes 13 and 17 to your financial statements regarding the employment agreements with Mr. Ziakas and Mr. Wiernasz. Please revise your disclosure to comply with Item 402 of Regulation S-B or otherwise advise. Also, please file as exhibits Mr. Wiernasz's employment agreement dated May 18, 2007 and the stock-based compensation agreements disclosed in notes 12 and 17 to your financial statements, or tell us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-B.

Item 13. Exhibits, page 41

44.   Please file exhibits 14 and 21 or incorporate the exhibits by reference to the filing that includes the exhibits.

Exhibits 31.1 and 31.2

45.   Please revise to include the introductory language in paragraph 4 referring to internal control over financial reporting. Please also revise introductory language in paragraphs 4 and 5 to refer to "the small business issuer's other certifying officer(s)." Refer to Item 601(b)(31) of Regulation S-B. Please similarly revise the certifications filed in your quarterly reports on Form 10-Q for periods ended March 31, 2008 and June 30, 2008.

Form 10-Q for Fiscal Quarter Ended June 30, 2008

46.   Please address the comments above to the extent applicable.

Item 1. Consolidated Financial Statements, page 3

Note 1. Basis of Presentation and Nature of Business Operations, page 6
Stock Based Compensation, page 8

47.   We note that you granted stock options to purchase 20 million shares of common
        stock and issued 3 million restricted shares of common stock during the six
        months ended June 30, 2008. Please explain to us in detail why you did not
        recognize any stock-based compensation for the three and six months ended June
        30, 2008, particularly in light of the vesting terms of the restricted share award
        and the requirement to remeasure the liability under outstanding stock options at
        the end of each period. In addition, please disclose the general terms of the
        awards.

Item 2. Management's Discussion and Analysis, page 18

Results of Operations, page 20
Three Months Ended June 30, 2008 Compared to Three Months Ended June 30, 2007

48.   Please tell us the amount of the credit adjustments to properly reconcile accounts
        payable and why the adjustments are appropriately reflected as expenses of the
        period.

Item 4T – Controls and Procedures, page 23

49.   We note your statement that no [control] system is foolproof. Please revise to
        state clearly, if true, that your disclosure controls and procedures are designed to
        provide reasonable assurance of achieving their objectives and that your principal
        executive officer and principal financial officer concluded that your disclosure
        controls and procedures are effective at the reasonable assurance level.
        Alternatively, remove the referenced disclosure. Please refer to Section II.F.4 of
        Management's Reports on Internal Control Over Financial Reporting and
        Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No.
        33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

        As appropriate, please amend your filings and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendments to expedite our review. Please furnish
a cover letter that keys your responses to our comments and provides any requested

Mr. Sam Klepfish
Innovative Food Holdings, Inc.
November 7, 2008
Page 15

information. Detailed cover letters greatly facilitate our review. Please understand that
we may have additional comments after reviewing your amendments and responses to
our comments. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the
disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do
not foreclose the Commission from taking any action with respect to the
filings; and

- the company may not assert staff comments as a defense in any
proceeding initiated by the Commission or any person under the federal
securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

If you have any questions regarding these comments, please direct them to Adam
Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your
questions to me at (202) 551-3344.

Sincerely,

William Thompson
Branch Chief